Exhibit 99.10

EXHIBIT A

TO BOARD OF DIRECTORS RESOLUTION ADOPTED

BY BOARD OF DIRECTORS OF CHAMPION INDUSTRIES, INC.

ON JANUARY 18, 2015 AUTHORIZING 1:200 REVERSE

STOCK SPLIT AND RELATED TRANSACTIONS

CHAMPION INDUSTRIES, INC.
SPECIAL COMMITTEE RECOMMENDATIONS AND SUPPORTING RATIONALE

SUMMARY OF RECOMMENDATIONS TO FULL BOARD OF DIRECTORS

 1:200 Reverse Stock Split for Company Class A Common Stock.

▪
1:200 (1 for 200) reverse stock split in which 131 shareholders of record would be cashed out at 30 cents/share, and all other fractional shares after the split would be cashed out at that price as well($26,400 total cash-out cost), reducing record shareholders to 215 post-split, with estimated total transaction costs of $111,400 (for reverse split and SEC deregistration), and estimated annual savings of $220,000/year in SEC reporting costs following deregistration

▪	Goal is to get below 300 shareholders of record (should reduce to approx. 215 after reverse split)
▪	As of 1/4/16, there were 346 shareholders of record
▪
After the reverse split, the Company would not issue any fractional shares and in lieu thereof  any post-split fractional shares (consisting of less than 1 whole share ) would be cashed out. An estimated 131 record shareholders would be cashed out (at a toal cost of $26,400), leaving 215 post-split

▪	Amendment to the Articles of Incorporation as needed to allow/effectuate the reverse split
▪	Cash-out price of 30 cents per pre-split share (this equals $60.00 per post-split whole share)
▪	Effective date of April 1, 2016 or as soon thereafter as possible
▪	Board should approve reverse stock split and proposed amendment to Articles
▪	Submit the amendment to shareholders at annual meeting (3/21/16) or as soon thereafter as possible
▪	Board should reserve right not to effectuate the reverse split up through effective date
▪	Board should authorize all SEC filings (including, e.g., disclosures required by Schedules 14C and 13E-3, filing of an 8-K) and all other actions/documents necessary to implement the transactions

Subsequent Deregistration of the Company and Its Common Stock with the SEC

▪	Board should approve deregistration as soon as practicable after the reverse split (provided the Company has less than 300 record shareholders as a result of the reverse split):
▪	deregister the Company and its common stock with the SEC
▪	prepare and file all necessary SEC filings including Form 15 and new 8-K
▪	Board should authorize all other actions/documents/filings to implement deregistration
▪	SEC deregistration after a reverse stock split that reduces record shareholders below the 300 threshold is sometimes called “going dark”

PROCESS AND SUPPORTING RATIONALE

Committee Included Independent Directors; Obtained an Independent Valuation Report; and Held Four Meetings In Its Four-Month Review Process That Led to These Recommendations

Alternatives Were Considered But Were Rejected As Less Advantageous or Simply Not Feasible

▪
Doing nothing and keeping the status quo could significantly reduce the pace of recovery (i.e., restoring profitability) and slow growth (i.e., growing profitability), given the financial position of the Companyand the state of the industries in which it operates.

▪
Going fully private would require the Company or its largest shareholders to make a broad cash tender offer or cash-out merger.  This was not an option for the Company from a cash perspective, and the Company’s largest shareholders had not expressed interest in making a tender offer personally.

Pros/Cons Were Analyzed, and Significant Net Benefits Support Doing the Proposed Transactions

▪	Main Advantage #1: Eliminate and save estimated $220,000 per year in costs of SEC reporting
▪	Main Advantage #2: Free management and staff time to focus on long-term business objectives as well as internal financial reporting and analytics to support those objectives.
▪	Additional Advantages:
•	Greater confidentiality of strategic and competitively sensitive information
•	Streamlining of corporate governance
•	No brokerage fees on purchase of fractional shares after the reverse split
•	Shareholders with less than 200 pre-split shares could buy additional shares to get to 200 by the record date and thereby avoid cash-out if they prefer
•	Similarly, shareholders with slightly more than 200 pre-split shares could sell some shares to get under the 200 share level if they prefer
•
The post-reverse-split trading price would appear to be greater than $5/share, which may have advantages (e.g., the Committee understands that shares trading at less than $5/share are not eligible for margin)

•	Stock still could be traded in the over-the-counter market in the Pink Sheets
•	Estimated transaction costs are estimated not to exceed $150,000, possibly lower, significantly less than the 1st full year’s estimated costs savings ($220,000)

Advantages outweigh the potential disadvantages, which were considered and include:

•	Reduced liquidity of the Company’s Class A Common Stock (mitigated by the fact that liquidity is already very low)
•
Risk that record shareholders could increase above 300 again, requiring reregistration. This includes the risk of “kickouts” by brokerage firms (i.e., ending book entry holdings, thereby forcing customers to get stock certificates and thus increasing the number of record shareholders).  The Committee felt “kickouts” were unlikely now but could be monitored closely and addressed if the 300 threshold is approached or seems likely to be exceeded.

•	Common stock would be less attractive for use in acquisitions (mitigated by the fact that the Company hasn’t been doing acquisitions in recent years).
•
Dissenting shareholders with only fractional shares after the reverse split would have statutory dissenters rights (mitigated somewhat by the independent valuation, the process, and the recommendation of a premium cash-out price)

•	Time and expense of the proposed transactions (mitigated by estimated transaction costs being significantly lower than anticipated 1st year savings)
•	Potential decrease in perceived prestige from no longer being public
•	Potential expense of reregistering if that became necessary to raise capital
•	Reduced information to shareholders and others about the Company (can be mitigated somewhat by providing quarterly/annual financial reports)
•	Continued application of anti-fraud provisions (which can be mitigated to some extent, e.g., by imposing trading windows for insiders and providing shareholders with updates for material events)
•
Risk of litigation (mitigated in the Committee’s view by several factors here, including the process used to review the potential transactions, the identified benefits to the Company of going dark, the Committee’s premium price recommendation for purchasing fractional shares after the reverse split, and the degree of shareholder choice noted above in the advantages of the proposed transactions)

The Proposed Price for Purchase of Fractional Shares Is Fair in the Committee’s Judgment

▪	It is a premium price, both as to the independent valuation of Chaffe & Associates, Inc. and to the weighted average trading price over the prior 12-month period (as of 1/8/16)
▪
The fairness evaluation by the Committee included consideration of the (A) multiple valuation approaches used by Chaffe which took into account pertinent multiples for peer public companies and for transactions involving public companies in the same or similar industries and included analysis of net book value as well as estimated liquidation value, as well as (B) trading history and price data for the Company’s shares, including volume-weighted average price per share of 24 cents/share for the prior 52-week period (as of 1/8/16)

▪
The Committee concluded that the cash-out price for fractional shares should include a premium and gave significant weight to the trading history and volume-weighted average price, and cash-out and overall transaction costs,  in trying to arrive at a premium price that would be fair

The Proposed Ratio Provides a “Cushion” Below 300 Record Shareholders at a Reasonable Cost

▪	1:200 ratio only cost approx. $15,600 more in cash-out price than a 1:100
▪	However, it reduces record shareholder count to 215 (85-share buffer) vs. 266 (buffer of 34)